June 5, 2008	Trading Symbol: TSX-V- HNC

Hard Creek begins 2008 Field Season at Turnagain

Vancouver) Mark Jarvis, President of Hard Creek Nickel Corp. (TSX.V HNC) announced today that crews have been mobilized to site to continue with development and exploration activities for the 2008 field season of the Companys 100% owned Turnagain Project, located 70 km east of Dease Lake in Northern British Columbia. A total of 5,830 metres of drilling is planned in 27 holes with the first hole scheduled to start on Monday, June 9, 2008.

Our drill program this year has been designed to achieve two separate goals, said Mr. Jarvis. First, seventy five percent of our holes will be infill holes designed to increase the confidence level of the higher grade nickel resource in the projected starter pit area of the Horsetrail deposit. Moving a significant portion of these blocks from an indicated to a measured resource category would increase the certainty of being able to attain projected grades during the early life of the mine. Effectively, we are reducing an important element of the project risk.

The second area of focus will be in identifying the potential of the Cliff zone to add a platinum-palladium component to our mine development plan, continued Mr. Jarvis. Last field season we drilled long intercepts with nickel grades similar to the Horsetrail deposit in the Cliff zone but with much higher platinum and palladium values than characteristic of the Horstrail (see Press Release Dec. 19, 2007). Our drill program this year is designed to methodically test this new area for continuity to evaluate whether we can develop a meaningful tonnage of this type of material.

At this time we are not focusing on adding any further resources in the immediate area of the Horsetrail Deposit. Our past drilling programs have already identified one of the largest undeveloped sulphide deposits in the world with an estimated mine life of 29 years (see Press Release Dec. 10, 2007). Given that the Horsetrail Deposit is still open to the northeast we are very confident that more step-out drilling could easily add several more years of mine life to the Turnagain Project.

This press release uses the terms measured and indicated resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

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#1060 1090 W. Georgia Street Vancouver, BC V6T 1K4	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

This press release contains forward looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companys plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the companys continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

#1060 1090 W. Georgia Street Vancouver, BC V6T 1K4	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com